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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)



                              IAT Multimedia, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13-3920210
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                                 (CUSIP Number)


                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  [ ] Rule 13d-1 (b)

  [ ] Rule 13d-1 (c)

  [X] Rule 13d-1 (d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 6 Pages



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     CUSIP NO.:  449202100            13G                  PAGE 2 OF 6 PAGES

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henilia Financial Ltd.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]


                                                                     (b)  [ ]
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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Belize
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                      5        SOLE VOTING POWER
                               0
    NUMBER OF
                      ---------------------------------------------------------
     SHARES           6        SHARED VOTING POWER

  BENEFICIALLY                 443,894

    OWNED BY          ---------------------------------------------------------
                      7        SOLE DISPOSITIVE POWER
     EACH                      0

   REPORTING
                      ---------------------------------------------------------
    PERSON            8        SHARED DISPOSITIVE POWER
                               443,894
     WITH

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          443,894

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
                                                                          [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.3%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          CO

-------------------------------------------------------------------------------

   SEC 174__ (6-__)      *  SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                                    Page 3 of 6


      ITEM 1(a)      NAME OF ISSUER: IAT Multimedia, Inc.

      ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     IAT Multimedia, Inc.
                     Geschaftshaus Wasserschloss
                     Aarestrasse 17
                     CH-5300 Vogelsang-Turgi, Switzerland

      ITEM 2(a)      NAME OF PERSON FILING:

                     Henilia Financial Ltd.


      ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

                     35A Regent Street, Belize City, Belize


      ITEM 2(c)      CITIZENSHIP:

                     Belize

      ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
                     Common Stock, $.01 per share

      ITEM 2(e)      CUSIP NUMBER:
                     449202100

      ITEM 3         NOT APPLICABLE

                     If This Statement is Filed Pursuant to Rule
                     13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)   [ ]   Broker or dealer registered under Section 15 of the
                     Exchange Act.

         (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)   [ ]   Insurance company as defined in Section 3(a)(19)
                     of the Exchange Act.




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                                                                   Page 4 of 6

         (d)   [ ]   Investment company registered under Section 8 of
                     the Investment Company Act.

         (e)   [ ]   An investment adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]   An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]   A parent holding company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G);

         (h)   [ ]   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

         (i)   [ ]   A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

      ITEM 4.     OWNERSHIP:

         (a)      Amount beneficially owned:  443,894

                  Includes (i) 297,347 shares of Common Stock issuable upon exercise of warrants beneficially owned by Henilia Financial Ltd. and exercisable within 60 days and (ii) 23,788 shares of Common Stock which are held in escrow but in respect of which Henilia Financial Ltd. retains the power to vote.

         (b)      Percent of class:   4.3%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii) Shared power to vote or to direct the vote: 443,894 Pursuant to an agreement with Henilia Financial Ltd., the trustee of Henilia Financial Ltd. has voting and dispositive power over the shares of Common Stock held by Henilia Financial Ltd., although Vertical Financial Holdings Establishment ("Vertical") retains the right to appoint or terminate the appointment of the trustee.



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                                                                   Page 5 of 6

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 443,894

                           See 4(c)(ii).

      ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                           [X]

      ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON

                           Pursuant to an agreement with third party investors in Henilia Financial Ltd., Vertical owns an equity interest in Henilia Financial Ltd. entitling it to a percentage of the profits resulting from the sale of the shares of Common Stock held by Henilia Financial Ltd.

      ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITIES

                           Not Applicable

      ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                           THE GROUP

                           Not Applicable

      ITEM 9.              NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable

      ITEM 10.             CERTIFICATION

                           Not Applicable



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                                                                   Page 6 of 6


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 12, 1999
                                         -------------------------------
                                                      (Date)



                                                 /s/ Jacob Agam
                                         -------------------------------
                                                   (Signature)



                                                   Jacob Agam
                                         -------------------------------
                                                  (Name/Title)